[Aecom Logo]

AECOM

555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300

T 213.593.8000  F 213.593.8730  www.aecom.com

March 26, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AECOM Technology Corporation
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed January 23, 2009

Proxy Statement
File No. 000-52423
Filed January 23, 2009

Dear Mr. O’Brien:

This letter is in response to your comment letter dated February 6, 2009, regarding the above-referenced filings for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K/A for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 27

General

1.                                      We note that you have defined pension benefit obligations under U.S. and international plans with a combined projected benefit obligations of $559.3 million.  Please include your estimate of the pension benefit obligations and expense as a critical accounting estimate in future filings.  Such disclosure should clearly explain the methods used to estimate your obligations and the expense recognized, including the material assumptions used to make these estimates.  Based on your footnote disclosures, it would appear as though such assumptions include the discount rate, salary increase rate and expected long-term rate of return, at a minimum.  Your disclosures should provide a sensitivity analysis of those assumptions on your pension benefit obligations and expense.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in further filings.

The Company intends to include the following disclosure in substantially the following form in its Critical Accounting Policies in future filings:

“Pension Plans

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” as amended (“SFAS 87”). As permitted by SFAS 87, changes in retirement plan obligations and assets set aside to pay benefits are not recognized as they occur but are recognized over subsequent periods. In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). This statement amends SFAS 87 and requires that the funded status of plans, measured as the difference between plan assets at fair value and the pension benefit obligations, be recognized in the statement of financial position and that various items be recognized in other comprehensive income before they are recognized in periodic pension expense. The statement was adopted by the Company in 2007 and resulted in a $20.8 million after-tax charge to accumulated other comprehensive loss, which reduced shareholders’ equity.

A number of assumptions are necessary to determine our pension liabilities and net periodic costs. These liabilities and net periodic costs are sensitive to changes in those assumptions. The assumptions include discount rates, long-term rates of return on plan assets and inflation levels limited to the United Kingdom and are generally determined based on the current economic environment in each host country at the end of each respective annual reporting period. The Company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. Based upon current assumptions, the Company expects to fund between $XX million and $XX million for the fiscal year 200X. If the discount rate and return on plan assets were reduced by 25 basis points, plan liabilities would increase by approximately $XX million and $XX million, respectively, and plan expense would increase by approximately $XX million. If inflation increased by 25 basis points, plan liabilities in the United Kingdom would increase by $XX million and plan expense would increase by approximately $XX million.

At each measurement date, all assumptions are reviewed and adjusted as appropriate. With respect to establishing the return on assets assumption, the Company considers the long term capital market expectations for each asset class held as an investment by the various pension plans. In addition to expected returns for each asset class, the Company takes into account standard deviation of returns and correlation between asset classes. This is necessary in order to generate a distribution of possible returns which reflects diversification of assets. Based on this information, a distribution of possible returns is generated based on the plan’s target asset allocation.

Capital market expectations for determining the long term rate of return on assets are based on forward-looking assumptions which reflect a 20-year view of the capital markets. In establishing those capital market assumptions and expectations, the Company relies on the assistance of its actuary and its investment consultant.  In light of current market events, the Company is reviewing whether changes to the various plans’ target asset allocations are appropriate. If the Company were to conclude that a change is appropriate, then the new target allocations would be used as the basis for the assumption. A change in the plans’ target asset allocations would likely result in a change in the expected return on asset assumptions. In assessing a plan’s asset allocation strategy, the Company considers factors such as the structure of the plan’s liabilities, the plan’s funded status, and the impact of the asset allocation to the volatility of the plan’s funded status, so that the overall risk level resulting from the Company’s defined benefit plans is appropriate within the Company’s risk management strategy. No changes have been made to the plans’ asset allocations to date.

As of September 30, 200X the aggregate worldwide pension deficit was $XX million.  Between September 30, 200X and September 30, 200X, the aggregate worldwide pension deficit grew from $XX million to an estimated $XX million. This increase in unfunded liabilities is primarily driven by losses on equity markets worldwide.  Although funding rules are subject to local laws and regulations and vary by location, the Company expects to make up this deficit over a period of 7 to 10 years. If the various plans do not experience future investment gains to reduce this shortfall, the deficit will be made up by Company contributions.”

We note for the Staff that in prior years, the effect of compensation increases was eliminated from our domestic plans and was limited to the effect of inflation in our United Kingdom plans.  As a result, the salary increase assumption does not have a material impact on our analysis.

2.                                      We further note that the pension plan assets are invested in domestic and international equity securities at 54% and 15%, respectively, at September 30, 2008.  We further note that you have maintained the same expected long-term rate of return for U.S. pension plans for the three fiscal years ended 2008, and you have increased the expected long-term rate of return for the international pension plans for fiscal year 2008.  Please provide disclosures in future filings to explain to investors why your expected long-term rates of return are reasonable given that the majority of the plan assets are invested in equity securities and to discuss the impact the current economic market environment has had and may have on your assumptions used to estimate the net periodic benefit cost.  Your disclosures should also address the potential impact to your defined pension plans funded status and additional funding obligations you may have.  Please provide us with the disclosures you intend to include in future filings.

The Company’s response to Comment 2 is incorporated in the disclosure for Comment 1 above to be included in future filings.  The disclosure provided in Comment 1 above addresses the expected long-term rate of return as well as the effect that current economic market conditions have on the Company’s assumptions and funded status.

Goodwill, page 29

3.                                      We note that you have identified your reportable segments as your reporting units for purposes of testing goodwill for impairment.  In future filings, please revise your disclosures to provide investors with an understanding as to how you determined your reportable segments are your reporting units based on the guidance in paragraphs 30-31 of SFAS 142.  In this regard, please disclose that your reportable segments are your operating segments, if correct.  Based on your discussion of your consolidated and segment revenues within your results of operations section of MD&A, we note that you evaluate revenue by type of business/service and geographic location.  Please explain why these lower levels do not meet the definition of components in SFAS 142.  Refer to ETIF No. 98-3 and ETIF Topic D-101 for additional guidance.  Please provide us with the disclosures you intend to include in future filings.

The Company intends to include the following disclosure in substantially the following form in its Critical Accounting Policies in future filings:

“We have two reporting units, as defined under SFAS No. 142—Goodwill and Other Intangible Assets, Professional Technical Services and Management Support Services. A reporting unit is defined as an operating segment or one level below an operating segment. Our reporting units are equivalent to our operating segments as either there is no discrete financial information available for the separate components of the segment, or all of the components of the segment have similar economic characteristics including the nature of the services we provide, our internal processes for delivering those services and the types of customers. Although we have various operating companies, they have been aggregated into two operating segments for segment reporting purposes, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. For purposes of performing the impairment test, we performed our testing based on our reporting units as they are consistent with our operating segments and all goodwill has been allocated to the reporting units.”

4.                                      We note that goodwill represents 26.4% of your total assets as of September 30, 2008.  Given the significance of goodwill to your balance sheet, please revise your disclosures in future filings to provide a more robust discussion of your testing of goodwill for impairment.  Please ensure your revised disclosure addresses the following:

•                  State the method you use to estimate the fair value of your reporting units.  If more that one method is used, please disclose how you weight each method.

•                  Disclose the material assumptions used under your valuation method for each of your reporting units.  If more than one valuation method is used, please disclose the material assumptions used in each method.

•                  Provide a sensitivity analysis disclosing the effect of a 1% change in each material assumption to the estimated fair value of your reporting units.

•                  Disclose the factors that materially impact your estimation of the fair value of your reporting units, including any material uncertainties that could result in a material change to your disclosed assumptions.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

In future filings, the Company will revise our disclosures to address each of the factors above.  The Company will disclose the method and material assumptions used in our valuation of each reporting unit.  Further, we will provide a sensitivity analysis disclosing the effect of a 1% change in our assumptions.  Additionally, we will disclose any factors that might materially impact our estimation of the fair value of our reporting units.

Results of Operations, page 30

5.                                      In future filings, please quantify the impact of each factor you identify as contributing to fluctuations in the line items affecting income from continuing operations.  For example, you attribute the increase in consolidated revenue for fiscal year 2008 as compared to fiscal year 2007 to (a) new acquired entities; (b) increased volume of work performed in your environmental management services business in each geographic market; (c) strengthened engineering design services in the United Arab Emirates; (d) higher government spending for highway and transit infrastructure projects in Australia; (e) increased demand for your planning and urban design business; with an offset for the (d) decline in your design/build services business.  However, you only quantify the impact of the newly acquired entities.  Refer to Items 303(A)(3)(i) and 303(A)(iii) of Regulation S-X for guidance.

In future filings, the Company will quantify the impact of each factor affecting income from continuing operations as required by Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-K.

6.                                      We note accounts receivable is 77.8% of total current assets and 45.6% of total assets as of September 30, 2008.  We further note accounts receivable increased 50% as of September 30, 2008, as compared to September 30, 2007.  As such, please provide a comprehensive analysis of the components of accounts receivable.  Specifically, please disclose days sales outstanding for your billed receivables for each period presented along with a discussion of any material increase or decrease in the number of days.  For unbilled receivables, please disclose the amount that has been subsequently billed to customers.  If a material portion of unbilled receivables was not subsequently billed, please provide an explanation as to why.  Please also disclose the amount of unbilled receivables related to claims and unapproved change orders.  If a material amount of unbilled receivables relate to claims and unapproved change orders, please provide a detailed explanation of each by contract and explain why you believe these amounts are collectible.  We further note that you recognize award fees and/or incentive fees prior to award by the customer based on your assessment of the anticipated contract performance.  If a material portion of unbilled receivables relates to award fees, please disclose as such along with qualification of the amount.  Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

The Company intends to include the disclosures in substantially the following form in Results of Operations in future filings:

“Accounts receivable increased 50%, or $547 million, from September 30, 2007 to September 30, 2008, of which, $396 million relates to accounts receivable acquired during the year ended September 30, 2008.   Excluding acquired accounts receivable, the increase was 14%.  Excluding revenue provided by those acquired companies, the increase in revenue during the quarter ended September 30, 2008 compared with the quarter ended September 30, 2007 was 20%.

Days Sales Outstanding (“DSO”), including accounts receivable, net of billings in excess of costs on uncompleted contracts, at September 30, 2008, was 80 days compared to the 73 days at September 30, 2007. The increase was primarily due to the effect of the acquisition of Earth Tech which took place on July 25, 2008, resulting in a disproportionate amount of accounts receivable at the end of the quarter as compared to revenue recognized during the quarter.

In Note 7, Accounts Receivable — Net, the Company provides a comparative analysis of the various components of accounts receivable.  Substantially all unbilled receivables as of September 30, 2008 and 2007 are expected to be billed and collected within twelve months of such date.

As included in Note 1, Significant Accounting Policies, in accordance with the American Institute of Certified Public Accountants Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” the Company records unbilled receivables related to claims only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.  In such cases, the Company records revenue only to the extent that contract costs relating to the claim have been incurred.  As of September 30, 2008 and 2007, the Company had no significant net receivables related to contract claims.  The Company accrues award fees in unbilled receivables only when there is sufficient information to assess contract performance.  On contracts that represent higher than normal risk or technical difficulty, the Company may defer all award fees until an award fee letter is received.  As of September 30, 2008, award fees represented less than 1% of the Company’s net unbilled receivables.”

Borrowings and Lines of Credit, page 41

7.                                      We note that your debt agreements contain certain covenants relating to your net worth and leverage, based on outstanding borrowings and EBITDA.  In future filings, please disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants if there is a reasonably likely chance you could breach these covenants.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.  Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the credit facility is the amount that would not result in a violation of your financial covenants.

The Company confirms we would not be in violation of our financial covenants if we would have utilized the full amount of our available credit facility at September 30, 2008.  While it is not reasonably likely the Company will breach any of our debt covenants in the foreseeable future, we will make appropriate disclosures in future filings should conditions change.

Consolidated Statements of Income, page 51

8.                                      In future filings, please revise your presentation of minority interest in share of earnings to include this line item after the income tax expense line item.  Refer to Rule 5-03(b)(12) of Regulation S-X for guidance.

In the ordinary course of business, the Company enters into joint venture arrangements.  The Company has presented minority interest before tax as it believes minority interest is more representative of our income from continuing operations.  The Company will adopt SFAS 160 in its first quarter ending December 31, 2009 which requires a modification of the presentation of minority interest.

1.     Significant Accounting Policies, page 55

Revenue Recognition, page 56

9.                                      We note from Earth Tech’s audited financial statements included in Exhibit 99.1 to your Form 8-K/A filed on October 10, 2008, that Earth Tech entered into a number of arrangements referred to as DBO contracts, that were accounted for as multiple element arrangements in accordance with EITF 00-21.  We further note they also entered into contracts they referred to as DBFO arrangements, which were also accounted for as multiple element arrangements under EITF 00-21.  However, you have not provided a revenue recognition accounting policy for these arrangements in your fiscal year 2008 financial statements, which Earth Tech has been consolidated since its acquisition on July 25, 2008.  Please confirm to us that these contracts are immaterial to your revenues for fiscal year 2008.  Otherwise, please include your policy for recognizing revenues for these contracts in future filings.  Please also consider the need to provide disclosure of the productive assets related to the DBFO arrangements.  Please provide us with the disclosures you intend to include in future filings.

We confirm that the Earth Tech DBO contracts are immaterial to our fiscal year 2008 revenue.  The Company has classified certain businesses as discontinued operations in accordance with SFAS 144.  A majority of the revenues recognized for the Earth Tech DBO arrangements reside within the discontinued operations and as such have been classified as income from discontinued operations.  Furthermore, the revenue associated with all DBO contracts, including the portion residing within discontinued operations, was less than 1% of total revenue for fiscal year 2008.   The Company will continue to assess the materiality of these contracts in the future and will expand disclosures as necessary.

Productive assets and related deferred revenue balances are primarily included within other current assets held for sale and other current liabilities held for sale as of September 30, 2008.  Due to the immaterial nature of such amounts, the Company did not consider disclosure necessary.  Should these arrangements become a more significant percentage of our business in the future, we will disclose our revenue recognition policy accordingly.

Goodwill and Related Intangible Assets, page 58

10.                               We note the following disclosure in your policy footnotes:  “During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit’s goodwill.”  Please confirm to us that your testing for goodwill complies with the requirements in paragraph 19 of SFAS 142 and revise your disclosures in future filings, as appropriate.

The Company confirms that its testing for goodwill complies with the requirements in paragraph 19 of SFAS 142.  The Company will change its disclosure to the following:

“During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit.”

3.     Acquisitions, page 62

11.                               We note that you completed 14 business acquisitions during the fiscal year 2008 and 11 business acquisitions during fiscal year 2007.  We further note that you have aggregated your business acquisitions disclosures for these two fiscal years.  Further we note that one of your key strategies to grow your business is complementary acquisitions.  In this regard, we note your discussion of your results of operations in which you attribute 44.3% of your 22.6% increase in revenues for fiscal year 2008 to your acquisitions.  As such, please revise your business acquisitions disclosures to address the following in future filings:

•                  Provide the disclosures required by paragraph 51 of SFAS 141 for each material acquisition.  In this regard, we note your disclosure on page 27 that your largest acquisitions for fiscal year 2008 was Tecsult during the second quarter, Boyle during the third quarter and Earth Tech during the fourth quarter.  Please further note the disclosure requirements of paragraph 52 of SFAS 141, if a material portion of the purchase price as assigned to goodwill and other intangible assets.  For example, we note that you have provided a portion of the disclosures required by paragraph 51 of SFAS 141 for your acquisition of Earth Tech.  For this acquisition, please revise your disclosure to provide the following additional information on a disaggregated basis:

•                  Provide a description of Earth Tech’s business (paragraph 51.a. of SFAS 141).

•                  Explain your reasons for acquiring Earth Tech, which should include a detailed explanation for the significant amount of goodwill recognized (paragraph 51.b. of SFAS 141).

•                  Clarify that the purchase price was paid in cash (paragraph 51.d. of SFAS 141).

•                  Disclose the preliminary/final purchase price allocation to the assets and liabilities acquired, including disclosure of the intangible assets acquired by category (paragraphs 51.e. and 52 of SFAS 141).  Please note that this disclosure should include liabilities and assets recognized for unfavorable or favorable contracts acquired.

•                  Clarify the impact the settlement of working capital adjustments had on the purchase price allocation.  If these adjustments have not been settled, state as such and disclose the impact the settlement may have on your purchase price allocation (paragraph 51.f. of SFAS 141).

•                  For preliminary purchase price allocations, disclose the specific valuations you need to complete and the potential impact the results of these valuations may have on the purchase price allocation.  Once the purchase price has been finalized, disclose the nature and amounts of any material adjustments made to the preliminary purchase price allocation (paragraph 51.h. of SFAS 141).

•                  For all other acquisitions that you deem to be immaterial individually but are material in the aggregate, please provide the disclosures required by paragraph 53 of

SFAS 141.  Please note that paragraph 53 of SFAS 141 requires a description of each entity required.

Please provide us with the disclosures you intend to include in future filings.

Earth Tech was the only individually material acquisition during the years ended September 30, 2008 and 2007 based on the Company’s analysis in accordance with Rule 3-05 of Regulation S-X. The Company will include the following changes to the disclosure relating to our material acquisitions disclosure in Note 3, Acquisitions, for future filings:

“On July 25, 2008, the Company completed its previously announced acquisition of Earth Tech, Inc., (Earth Tech), a business unit of Tyco International Ltd., pursuant to a Purchase Agreement (Purchase Agreement), dated as of February 11, 2008, by and among the Company, Tyco International Finance, S.A. and other seller parties thereto.  Earth Tech provides a broad range of technical and consulting services, including architecture, engineering, and design and build services to water/wastewater, environmental, transportation, and facilities clients globally.  The Company acquired Earth Tech to increase its global presence, particularly in the Americas, Europe and Australia. This acquisition also significantly strengthens the Company’s water and wastewater business, while augmenting its leadership position in the environmental, facilities and transportation sectors.  The total purchase price for Earth Tech, net of proceeds from Earth Tech businesses sold to date of $90 million, as described in Note 4 below, was $326 million, in cash. This total purchase price calculation is preliminary and prior to the settlement of working capital adjustments between the Company and Tyco, and does not include the proceeds from the planned divestitures of other Earth Tech assets being held for sale. See also Note 4. No gain or loss resulted from the sales of these operations since they were sold for amounts that approximated their fair values at the acquisition date.  Goodwill related to Earth Tech is partially due to the fact that the values inherent in professional services businesses are largely attributable to existing human capital.

The following table summarizes preliminary goodwill and acquired intangible assets for transactions consummated during the fiscal year ended September 30, 2008:

	Earth Tech	Other Acquisitions	Total
Goodwill	$169,414	$186,113	$355,527

Backlog	$21,600	$15,809	$37,409
Customer Relationships	13,500	16,171	29,671
Trademarks / Trade-names	200	720	920
Total Intangible Assets	$35,300	$32,700	$68,000

At the time of acquisition, the Company preliminarily estimates the amount of the identifiable intangible assets acquired based upon historical valuations and the facts and circumstances available at the time.  The Company determines the value of the identifiable intangible assets as soon as possible, but not more than 12-months from the date of the acquisition.  Due to the period of time it takes to finalize the financial statements as at the date of acquisition and the allocation of purchase price, the determination of such allocation for acquisitions typically occurs in fiscal periods subsequent to the period in which the acquisition occurred.  Acquisitions for which the purchase price allocation period has not ended include Earth Tech, Boyle Engineering Corporation, and Tecsult, Inc.  Boyle Engineering Corporation is a Newport Beach, California based engineering services firm that specializes in the water and wastewater markets.  Tecsult, Inc. is an international engineering firm based in Montreal, Canada, that serves clients in the energy, transportation, facilities and environmental markets.  The Company is completing post acquisition procedures including finalizing a plan for facilities, severance, and project related liabilities.  Additionally, the total purchase price allocation for Earth Tech is preliminary prior to the final settlement of working capital adjustments between the Company and Tyco.”

In regards to the request for other information relating to the acquisition of Earth Tech, the Company provides the Staff with the following responses:

•                  Approximately $0.6 million in liabilities were recognized for unfavorable contracts and was disclosed in Note 6, Goodwill and Other Intangible Assets, as normalized contract profit.

•                  No settlement of working capital adjustments has occurred.  Once such settlements are reasonably estimable or settled, they will be recorded and disclosed in the footnotes to the financial statements.

In regards to the request to provide disclosure for acquisitions that are individually immaterial but material in the aggregate, the Company provides the Staff with the following supplemental information for acquisitions during the fiscal year ended September 30, 2008:

•                  Contingent payments, options, and commitments were not significant in relation to the aggregate cost of such entities.

•                  The most significant businesses acquired are Boyle Engineering Corporation and Tecsult, Inc. and are listed in the fiscal 2008 Form 10-K/A in the first paragraph of Note 3, Acquisitions.

•                  The disclosure provided above, to be included in future filings, summarizes the Company’s planned disclosures for future filings required by paragraph 53.d. of SFAS 141.

10. Joint Ventures and Variable Interest Entities, page 72

12.                               We note that your share of earnings from unconsolidated joint ventures is 9.3% of income from operations for fiscal year 2008.  We further note that you have two types of equity method joint ventures; (1) those that are formed with little or no capital contribution and for the purpose of marketing you and the other members for a third-party customer contact, and (2) those that are formed with capital contributions and have their own employees and operating expenses.  Given these differences and the materiality of the earnings from these joint ventures; please provide disclosure in paragraph 20 of APB 18 separately for these two types of joint ventures in future filings.

The Company confirms that the amount of equity in earnings from unconsolidated joint ventures relating to joint ventures with little or no capital contributions was immaterial to the earnings for the fiscal year ended September 30, 2008.  However, the Company will include additional tabular disclosure separately for the two types of joint ventures in future filings.

13. Other Financial Information, page 80

13.                               We note that your accrued contract costs increased 26.4% during fiscal year 2008 as compared to fiscal year 2007.  In future filings, please explain what these costs represent (e.g., contract losses recognized when known).  If these costs represent contract losses and the recognition of contract losses is material to your gross profit, please include a discussion of the contract losses recognized during each period presented either in your footnotes or within MD&A.

The Company will revise its disclosures in future filings to provide further detail on the nature of the accrued contract costs.  Accrued contract costs are primarily comprised of accrued subcontractor costs and accrued expenses relating to professional liabilities not covered by insurance.

As of September 30, 2008, the amounts accrued for contract-related losses were not material to gross profit.  We will make appropriate disclosures in future filings should that change.

15. Long-Term Debt, page 81

14.                               We note that your unsecured revolving credit facility has a variable rate of interest.  In future filings, please disclose the average interest rate used.  Refer to Rule 5-02(22)(a) of Regulation S-X for guidance.

The Company will revise its disclosures in future filings to include the average rate of interest on its unsecured revolving credit facility in accordance with Rule 5-02(22)(A) of Regulation S-X.

16. Stock Plans, page 83

15.                               In future filings, please revise your disclosures for your stock incentive plans to provide all of the disclosures in paragraph A240 of SFAS 123R.  For example, please disclose the amount of compensation expense that not been recognized for nonvested options including the period over which you expect to recognize the compensation expense.

The Company will include in future filings all of the disclosures in paragraph A240 of SFAS 123R, including the amount of compensation expense that has not been recognized for nonvested options, as well as the period over which the Company expects to recognize the compensation expense.

20. Commitments and Contingencies, page 88

16.                               In future filings, please revise your disclosure to address the materiality of pending claims, guarantees, litigation, audits and investigations to your cash flows in addition to your financial position and results of operations.  If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to cash flows, please address the need for specific disclosure of those contingencies in accordance with paragraphs 9-10 of SFAS 5.

The Company will continue to evaluate its disclosures in accordance with SFAS 5.  Specifically, it will revise its disclosures in future filings to provide additional disclosure should it determine that any pending claims, guarantees, litigation, audits and investigations, as well as pending loss contingencies are material to the Company’s cash flows.

Proxy Statement

Compensation of Executive Officers and Other Information, page 16

Compensation of Discussion and Analysis, page 16

Short-Term Incentive Compensation, page 18

17.                               In future filings please disclose in greater detail how you calculate each element of the measurement criteria and, if applicable, how these elements were adjusted.

In future filings, the Company will provide additional details regarding how its Compensation and Organization Committee calculated each element of the measurement criteria and, if applicable, how these elements were adjusted.

18.                               With regard to company performance (EBITA, EBITA return on total invested capital, and growth in EBITA per share), we note that you have not disclosed any target levels of corporate performance.  In future filings, please disclose the target levels for each executive officer and explain whether these target levels were met and how there were measured for each executive officer in determining short-term incentive compensation.

The Company believes that the disclosure of target levels of corporate performance for our named executive officers would result in competitive harm and therefore omitted such information from the disclosures pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  As disclosed in our definitive proxy statement, the performance target levels are based on our financial goals for the year and are linked to our confidential strategic operating plan.  The operating plan of the Company constitutes highly confidential and sensitive commercial and financial information and is not made available to the public.

The Company’s business is highly competitive and is characterized by intense competition on a national and international basis.  Disclosure of our target levels would alert the Company’s competitors to certain of our important internal financial performance targets which would in turn provide them with valuable insight into our views on the state of the markets in which we operate, markets of opportunity, our internal benchmarks, and our strategic planning processes, all of which could be used by such competitors to the Company’s detriment.  Armed with knowledge of the Company’s goals with respect to certain financial metrics and other areas, competitors would be able to use this information to make strategic decisions about how best to compete with the Company.

In particular, competitors could use information about the Company’s target levels to ascertain how we intend to price our services.  In most instances, the Company participates in competitive bidding where each bidder submits its “best and final” offer for a contract award and we are not aware of the pricing offered by our competitors.  If the Company’s competitors cut their own pricing using the Company’s publicly disclosed expected target level information, we would not be able to counteract the lower bids of our competitors, whose margins are not similarly disclosed, and the disclosure would prove particularly harmful to our competitive position.  This could potentially result in discouraging our clients from contracting with us or encouraging our clients to seek lower pricing.  Clients with specific details about the Company’s future goals (and therefore costs and pricing) could leverage this information to obtain lower pricing and other more favorable terms.

Furthermore, disclosure of these targets on an ongoing basis would allow the Company’s competitors and clients to see our expected goals and track our trends.  Competitors and clients would be able to discern whether the forecast for our target levels is going up or down and then use that information for their own negotiating purposes.  For example, if we set targets at a higher level than previous years, competitors and clients may discern that we expect business to climb and may argue that we are charging excessive prices.  If the Company sets targets at a lower level than previous years, competitors and clients may surmise that our business is slowing and that we should be more willing to negotiate lower pricing to increase business volume.

The Company’s competitors could use such information to focus resources on clients or services targeted by the Company for expansion and to compete with the Company for acquisition and other growth opportunities.  In addition, if we disclose target levels with respect to business growth or development, competitors would know where we believe that the best future market opportunities lie.  This type of information, which the Company does not have about its competitors, would place the Company at a significant competitive disadvantage and result in competitive harm to the Company.

The Company does not provide financial guidance relative to the target levels of corporate performance and the disclosure of this information would provide the financial markets with a benchmark which may be viewed as projections of future annual performance and thereby cause unnecessary confusion for investors.

Although the Company does not intend to disclose specific performance targets in its proxy statement, it acknowledges the Staff’s comments, and in future filings will include enhanced detailed disclosure regarding how difficult or how likely it would be for the Company or each of the named executive officers to achieve the target levels.

19.                               In future filings please analyze in greater detail how individual roles and performance factor into the compensation amounts you disclose.

In future filings, the Company will analyze in greater detail how individual roles and performance factor into the compensation amounts it discloses.

Long-Term Incentive Compensation, page 18

20.                               In future filings, please disclose how the CEO calculated the total dollar pool for PEP awards and whether the amount was adjusted by the compensation committee.

In future filings, the Company will disclose how the CEO calculated the total dollar pool for PEP awards and whether the amount was adjusted by the Compensation and Organization Committee.

21.                               In future filings, please describe in greater detail the financial and individual performance criteria used to award long-term incentive compensation to each executive officer.  Also, quantify the two corporate objectives, growth in EBITA and return on investment.

In future filings, the Company will describe in greater detail the financial and individual performance criteria used to award long-term incentive compensation to each executive officer.  With respect to quantification of the two corporate objectives, growth in EBITA and return on investment, the Company directs the Staff to the discussion in the Company’s response to Comment 18.

Acknowledgment

As requested by the Staff, the Company acknowledges that:

  •   The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A and the Proxy Statement;

   •   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K/A and the Proxy Statement; and

   •   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-8719 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Eric Chen
Eric Chen
Senior Vice President, Corporate Finance and General Counsel

cc:           John M. Dionisio, AECOM Technology Corporation